



Spencer Martin (He/Him) · 2nd

Chief Executive Officer and Cofounder at Clew

Seattle, Washington, United States · **Contact info**

500+ connections

3 mutual connections: Fares Ksebati, Philip Saneski, and 1 other

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Clew Clew

University of South Carolina - The Moore School of...

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spencer martin
spencer-martin.com

freelance experiential event producer living and working in brooklyn, ny

Experience

Chief Executive Officer and Cofounder
Clew · Full-time
Aug 2020 – Present · 11 mos

Clew is an early-stage startup focusing on building consciousness between people and the resources they use. We are currently working on a countertop food waste recycling appliance that processes nearly all of your residential food waste in under two hours. We're designing for the Circular Economy and believe no product of ours should ever end in a landfill.

Project Manager
FoodBytes! by Rabobank · Contract
Oct 2019 – Jun 2020 · 9 mos
New York, New York

Built 2020 Programming Road Show for startup scouting events around North America. These were to have taken place in Los Angeles, NYC, Chicago, Atlanta, and Mexico City before the COVID-19 pandemic.

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Director of Partnerships and Events
AgTech X
Jan 2019 – Jun 2019 · 6 mos
Greater New York City Area

AgTech X is New York City's only co-working lab focused on the future of food and agriculture. We specialize in educating and bringing together newcomers, innovative entrepreneurs, private businesses, and cities to strengthen local food systems.

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Production Manager
Unreasonable · Contract
Jun 2017 – Nov 2018 · 1 yr 6 mos

United States

Unreasonable Group works to support Entrepreneurs looking to bend history in the right direction. I worked with the Head of Global Programs to build out the programming for our two week retreats in partnership with Barclays, Pearson, and The US State Department. My role involved all vendor logistics, management of the venue, creation of scenic gra| …see more



MKG - Experiential Marketing
3 yrs 7 mos

Freelance Experiential Producer
Contract
Apr 2017 – Oct 2018 · 1 yr 7 mos
Greater New York City Area

• Led production of international events with budgets ranging from 20K to 850K.
• Managed internal production, creative, and design teams through deadlines, roadblocks, and deliverables.
• Directed on average 20+ vendors throughout lead-up and on-site.   …see more

Freelance Associate Experiential Producer
Contract
Apr 2015 – Apr 2017 · 2 yrs 1 mo
Greater New York City Area

• Built all Production Timelines, schedules, call notes, manifests, inventories, call sheets and next steps for lead producers on various events with budgets ranging from 500K to 1M.
• Oversaw various vendors, permitting processes, interns, and on-site staff.

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Education



University of South Carolina - The Moore School of Business
Bachelor of Science (B.S.), Marketing and Management
2010 – 2014



University of Leeds
2013 – 2013

Spent from Mid-January until Mid-June of 2013 studying abroad at Leeds University in Leeds, U.K. while also traveling across Europe.

Skills & endorsements

Time Management · 26

 Endorsed by **Michael Devine and 4 others who are highly skilled at this**

Management · 16

 Endorsed by **Mike Meyers, who is highly skilled at this**

Microsoft Office · 14

Blake Herder and 13 connections have given endorsements for this skill

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